UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.1)

MERU NETWORKS, INC.

(Name of Subject Company (Issuer))

MALBROUCK ACQUISITION CORP.

a wholly owned direct subsidiary of

FORTINET, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

59047Q103

(Cusip Number of Class of Securities)

John Whittle

Vice President and General Counsel

Fortinet, Inc.

899 Kifer Road

Sunnyvale, California 94086

Telephone: (408) 235-7700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey Vetter

Andrew Luh

Fenwick & West LLP

801 California Street

Mountain View, California 94041

Telephone: (650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$49,723,374.94	$5,777.86

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase up to 30,505,138 shares of common stock, par value $0.0005 per share, of Meru Networks, Inc. (“Meru”), at a purchase price of $1.63 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. Such shares consist of (i) 24,499,685 shares of common stock of Meru that were issued and outstanding as of June 4, 2015; and (ii) 6,005,453 shares of common stock of Meru potentially issuable upon exercise of outstanding Meru equity securities convertible into shares as of June 4, 2015. The foregoing figures have been provided by the issuer to the offeror and are as of June 4, 2015, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,777.86	Filing Party: Malbrouck Acquisition Corp., Fortinet, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: June 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 9, 2015 (the “Schedule TO”) and relates to the offer of Malbrouck Acquisition Corp., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.0005 per share (each, a “Share”), of Meru Networks, Inc., a Delaware corporation (“Meru”), at a purchase price of $1.63 per Share net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2015 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Fortinet, Inc. (“Fortinet”). This Amendment No. 1 is being filed on behalf of Fortinet and Purchaser.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in Schedule I—“Directors and Executive Officers of Fortinet and Purchaser” of the Offer to Purchase is hereby amended and supplemented by adding the following:

“On June 15, 2015, the Board of Directors of Fortinet appointed Judith Sim to serve as a director of Fortinet, effective June 22, 2015. Ms. Sim, a United States citizen, has served as the Chief Marketing Officer of Oracle Corporation, located at 500 Oracle Parkway, Redwood City, CA, since 2005.”

The information set forth in Section 8—“Certain Information Concerning Meru” of the Offer to Purchase under the heading “Certain Projections” is hereby amended and replaced with the following:

“In presentations to management, Meru provided Fortinet with selected unaudited projected financial information concerning Meru from time to time. The final set of selected unaudited projected financial information concerning Meru that was provided to Fortinet is described in Meru’s Schedule 14D-9, which was filed with the SEC on June 9, 2015 and was mailed to Meru’s stockholders concurrently with the Offer to Purchase. Subsequent to the filing of the initial Schedule TO, Meru agreed to make available additional information to its stockholders in an amendment to Meru’s Schedule 14D-9, including the initial selected unaudited projected financial information concerning Meru that was provided to Fortinet. Meru’s stockholders are urged to, and should, carefully read Meru’s Schedule 14D-9 and any amendments thereto.”

The information set forth in Section 9—“Certain Information Concerning Fortinet and Purchaser” of the Offer to Purchase is hereby amended and supplemented by replacing the third paragraph of such section with the following:

“The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Fortinet and Purchaser and certain other information are set forth in Schedule I hereto (as it may be amended or supplemented, “Schedule I”).”

The information set forth in Section 11—“Background of the Offer; Past Contacts or Negotiations with Meru” of the Offer to Purchase is hereby amended and supplemented by replacing the paragraph beginning “On January 31, 2015” and replacing it in its entirety with the following:

“On January 31, 2015, Ms. Yang informed Deutsche Bank that Fortinet was no longer interested in proceeding with an acquisition of Meru primarily because Fortinet doubted Meru’s ability to meet its financial projections, and that there would be insufficient sales synergy to justify consistent growth.”

The information set forth in Section 16—“Certain Legal Matters: Regulatory Approvals” of the Offer to Purchase is hereby supplemented with the following:

“As described in the Legal Proceedings section of the Offer to Purchase, Meru and its directors, and Purchaser and Fortinet were named as defendants in several purported class action lawsuits brought in the Superior Court of California, County of Santa Clara and the Court of Chancery of the State of Delaware (“Delaware court”) in connection with the Offer and Merger Agreement (these lawsuits, together with an additional lawsuit with similar allegations filed in the Delaware court filed after the filing of the initial Schedule TO captioned as Matthew Scherba v. Meru Networks et al, Case No. 11127, the “Lawsuits”).

Purchaser, Fortinet, Meru and the other defendants, including members of the Meru board of directors, have vigorously denied, and continue vigorously to deny, that they have aided and abetted in the commission of, or committed, any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the Lawsuits. On June 29, 2015, solely to avoid the costs, risks and uncertainties inherent in litigation, including any possible delay to the closing of the Merger that might arise from further litigation, Purchaser and Fortinet, Meru, and the other named defendants, including members of the Meru board of directors, entered into a memorandum of understanding with plaintiffs regarding the settlement of the Lawsuits.

Under the terms of the memorandum of understanding, Purchaser, Fortinet, Meru and the other named defendants and the plaintiffs have agreed, among other things, to settle the Lawsuits and all related claims subject to approval of the Delaware court. If the Delaware court approves the settlement contemplated in the memorandum of understanding, the asserted claims will be released and the Lawsuits will be dismissed with prejudice. As a result of pendency and prosecution of the Lawsuits, Meru has agreed to make available additional information to its stockholders in an amendment to Meru’s Schedule 14D-9 originally filed on June 9, 2015. If the settlement is finally approved by the Delaware court, it is anticipated that the settlement will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed Merger, the Merger Agreement, and any disclosure made in connection therewith.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2015

Malbrouck Acquisition Corp.

By:	/s/ John Whittle
Name: John Whittle
Title: General Counsel and Secretary

Fortinet, Inc.

By:	/s/ John Whittle
Name: John Whittle
Title: Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 9, 2015.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated June 9, 2015.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Fortinet, Inc. and Meru Networks, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(a)(5)(B)	Employee Presentation issued by Fortinet, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(a)(5)(C)	Email sent to employees of Meru Networks, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 27, 2015, among Fortinet, Inc., Malbrouck Acquisition Corp. and Meru Networks, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Meru Networks, Inc. with the SEC on May 27, 2015).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Meru Networks, Inc. with the SEC on May 27, 2015).

(d)(3)	Mutual Non-Disclosure Letter Agreement, dated March 13, 2013, by and between Fortinet, Inc. and Meru Networks, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.